UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

In the Matter of OHIO VALLEY ELECTRIC CORPORATION Piketon, Ohio 70-10160 Public Utility Holding Company Act of 1935	-REVISED- CERTIFICATE OF NOTIFICATION NO. 3

THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 30, 2003, made short-term note borrowings from banks during the calendar quarter ended September 30, 2004, as summarized in the revised Exhibit A.

This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

OHIO VALLEY ELECTRIC CORPORATION

By:                     /s/ David L. Hart

Vice President

Dated: January 11, 2005

EXHIBIT A - REVISED

SHORT TERM DEBT TYPE	ISSUE DATE	MATURITY DATE	DAYS	INTEREST RATE %	PRINCIPAL BORROWED	INTEREST	MATURITY VALUE
BL	08/04/04	08/06/04	2	3.1875	50,000,000.00	8,854.17	50,008.854.17
BL	08/06/04	11/24/04	110	2.9375	20,000,000.00	179,513.89	20,179,513.89
BL	08/06/04	02/04/05	182	2.9375	30,000,000.00	445,520.83	30,445,520.83